SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2025

Commission File Number: 001-06439

SONY GROUP CORPORATION

(Translation of registrant’s name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F ☒	Form 40-F ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION (Registrant)

By:	/s/ Lin Tao
(Signature)
Lin Tao
Chief Financial Officer

Date: May 13, 2025

List of Materials

Documents attached hereto:

Translation of the Share Buyback Report for the period from April 1, 2025 to April 30, 2025, filed with the Director General of the Kanto Finance Bureau by SONY GROUP CORPORATION on May 13, 2025

[This is a translation of the Share Buyback Report for the period from April 1, 2025 to April 30, 2025, filed with the Director General of the Kanto Finance Bureau by SONY GROUP CORPORATION on May 13, 2025]

Class of Shares: Common Stock

1.	Status of Repurchase

(1) Status of a repurchase pursuant to a resolution approved at a General Meeting of Shareholders

Not applicable

(2) Status of a repurchase pursuant to a resolution approved by the Board of Directors

(as of April 30, 2025)

	Number of Shares		Total Amount (Yen)
Resolution approved at the meeting of the Board of Directors held on May 14, 2024 (Period of Repurchase: May 15, 2024 to May 14, 2025）	150,000,000 (Maximum)		250,000,000,000 (Maximum)
Repurchases during the reporting month	(Date of repurchase)	—	—
Total	—	—	—
Total number of shares repurchased as of the end of the reporting month	93,287,300		249,999,954,148
Progress of the repurchase (%)	62.19		100.00

Note 1:	The dates identified above for the “Period of Repurchase” as well as the individual dates of repurchase are trade dates and the numbers of shares repurchased are the number of shares repurchased on such trade dates.
Note 2:	It was resolved by the Board of Directors as of May 14, 2024 that the method of repurchase is expected to be an open market purchase through the Tokyo Stock Exchange based on a discretionary trading contract.
Note 3:	Sony Group Corporation conducted a five-for-one stock split of its common stock effective October 1, 2024. The number of shares above indicates the number of shares after the stock split.
Note 4:	The repurchase pursuant to the resolution approved at the Board of Directors meeting held on May 14, 2024 was concluded by the repurchase on November 25, 2024.

	Number of Shares		Total Amount (Yen)
Resolution approved at the meeting of the Board of Directors held on February 13, 2025 (Period of Repurchase: February 14, 2025 to May 14, 2025）	30,000,000 (Maximum)		50,000,000,000 (Maximum)
Repurchases during the reporting month	(Date of repurchase) April 1 April 2 April 3 April 4 April 7 April 8 April 9 April 10	240,200 171,500 274,300 331,200 3,261,900 1,140,200 1,167,500 335,100	912,609,800 634,498,900 960,121,300 1,105,550,600 9,999,968,850 3,658,333,100 3,624,017,700 1,174,330,000
Total	—	6,921,900	22,069,430,250
Total number of shares repurchased as of the end of the reporting month	14,637,700		49,999,734,850
Progress of the repurchase (%)	48.79		100.00
Note 1:	The dates identified above for the “Period of Repurchase” as well as the individual dates of repurchase are trade dates and the numbers of shares repurchased are the number of shares repurchased on such trade dates.
Note 2:	It was resolved by the Board of Directors as of February 13, 2025 that the method of repurchase is expected to be an open market purchase through the Tokyo Stock Exchange based on a discretionary trading contract.
Note 3:	The repurchase pursuant to the resolution approved at the Board of Directors meeting held on February 13, 2025 was concluded by the repurchase on April 10, 2025.

2.	Status of Disposition

(as of April 30, 2025)

	Number of Shares Disposed during the Reporting Month		Total Amount of Disposition (Yen)
Acquired treasury stock offered to subscribers	—	—	—
Total	—	—	—
Acquired treasury stock which was canceled	—	—	—
Total	—	—	—
Acquired treasury stock transferred as a result of a merger, share exchange, partial share exchange or company split	—	—	—
Total	—	—	—
Other (Exercise of stock acquisition rights)	(Date of disposition) April 1 April 2 April 3 April 7 April 8 April 9 April 11 April 14 April 15 April 16 April 17 April 18 April 22 April 23 April 24 April 25 April 28 April 30	125,500 329,500 217,500 150,000 57,500 24,500 3,000 22,500 40,000 9,000 5,500 3,500 84,500 500 6,500 31,000 4,500 2,000	303,849,305 797,755,745 526,591,425 363,166,500 139,213,825 59,317,195 7,263,330 54,474,975 96,844,400 21,789,990 13,316,105 8,473,885 204,583,795 1,210,555 15,737,215 75,054,410 10,894,995 4,842,220
Total	—	1,117,000	2,704,379,870
Other (Acquired treasury stock disposed as restricted stock compensation)	—	—	—
Total	—	—	—
Other (Treasury stock delivered under Restricted Stock Units plan)	—	—	—
Total	—	—	—
Other (Treasury stock sold due to requests for sale from shareholders holding fractional shares)	—	—	—
Total	—	—	—
Total amount	1,117,000		2,704,379,870
Note:	The book value of the disposed treasury stock is stated in the “Total Amount of Disposition (Yen)” column above.

3.	Status of Shares Held in Treasury

(as of April 30, 2025)

Status as of the end of the reporting month	Number of Shares
Total number of shares issued	6,149,810,645
Number of treasury stock	130,612,455

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